Exhibit 21.1

List of Subsidiaries

Domestic Entities	Jurisdiction of Formation
Elevated Softgels LLC	Delaware
Star Sky Foods, LLC	Delaware

Foreign Entity	Jurisdiction of Formation
Cultured Foods Sp. z.o.o.	Poland